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MAR 02 2020

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20010456

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/08/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IUR SECURITIES LLC

OFFICIAL USE ONLY
299039
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Third Floor Lansdowne House, 57 Berkeley Sq
(No. and Street)

London (City) | (State) | W1J6ER (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivana Shumberg 713-582-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) | Celeste (City) | TX (State) | 75423 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gareth Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IUR SECURITIES LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

DE PINNA LLP 35 PICCADILLY LONDON W1J 0LJ NOTARIES PUBLIC

SWORN AND SUBSCRIBED TO THIS 25TH DAY OF FEBRUARY 2020

Signature

CEO/~~COO~~

Title

Patrick John O'SHEA
Notary Public of London, England
~~My Commission expires with life.~~
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IUR Securities LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2019

IUR Securities LLC

Contents

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IUR Securities LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IUR Securities LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IUR Securities LLC's management. Our responsibility is to express an opinion on IUR Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IUR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of IUR Securities LLC's financial statements. The supplemental information is the responsibility of IUR Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as IUR Securities LLC's auditor since 2019.

Celeste, Texas
February 27, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

IUR Securities LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	97,643
Deposit with clearing broker-dealer		10,051
Receivable from clearing broker-dealer		3,988
Receivable from member		19,341
Receivable from related party		3,975
Prepaid expenses		6,068
Total assets	$	141,066
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	12,986
Subordinated note payable		17,000
Total liabilities		29,986
Member's equity		111,080
Total liabilities and member's equity	$	141,066

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Securities commissions	$	372,867
Trading gains and losses		(8,916)
Total Revenues		363,951
Expenses		
Clearing charges		230,839
Professional fees		45,675
Occupancy and equipment costs		32,368
Regulatory fees and expenses		11,280
Compensation and related costs		6,000
Technology and communication expense		4,485
Other expenses		3,224
Total Expenses		333,871
Net Income	$	30,080

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance at December 31, 2018	$	0
Capital contributions		81,000
Net income		30,080
Balance at December 31, 2019	$	111,080

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors For the Year Ended December 31, 2019

Balance at December 31, 2018	$	0
Increases:		
Issuance of subordinated note payable		17,000
Decreases		0
Balance at December 31, 2019	$	17,000

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

Operating Activities		
Net Income	$	30,080
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in deposit with clearing broker-dealer		(10,051)
Increase in receivable from clearing broker-dealer		(3,988)
Increase in receivable from member		(19,341)
Increase in receivable from related party		(3,975)
Increase in prepaid expenses		(6,068)
Increase in accounts payable and accrued expenses		12,986
Net cash used in operating activities		(357)
Financing Activities		
Proceeds from issuance of subordinated note payable		17,000
Capital contributions		81,000
Net cash provided by operating activities		98,000
Increase in cash		97,643
Cash, beginning of year		0
Cash, end of year	$	97,643
Supplemental cash flow information		
Cash paid during the year for:		
Interest	$	249
Income taxes	$	0

See accompanying notes to financial statements.

1. Organization and Nature of Business

IUR Securities LLC (the Company) was organized on September 7, 2018, as a limited liability company in accordance with the laws of the State of Delaware. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on July 8, 2019, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage services to IUR Capital LLC (IUR Capital), a related party investment advisor, and individuals located in the United States. The Company's headquarters are in London, England.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant Judgments

Revenue from contracts includes securities commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes - The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company has net capital of $94,708 which was $89,708 in excess of its required net capital of $5,000. The Company's net capital ratio was 13.71 to 1.

4. Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $10,000 in a deposit account with the clearing broker-dealer.

5. Office Leases

The Company leases office space in London, England on a month-to-month basis for approximately $7,000 per month. Rental expense for office space totaled $30,868 for the year, which is included in occupancy and equipment costs in the accompanying statement of operations.

6. Related Party Transactions

The Company and IUR Capital LLC are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

The Company has advances due from the sole member and IUR Capital totaling $19,341 and $3,975, respectively, at December 31, 2019. These advances are non-interest bearing and due on demand.

The Company has a subordinated note payable due to IUR Capital totaling $17,000 (See Note 7).

During 2019, securities commission earned and clearing charges incurred related to accounts of IUR Capital totaled approximately 81% of total revenue and 82% of clearing charges, respectively.

7. Subordinated Note Payable

On July 9, 2019, the Company entered into a Subordinated Loan Agreement with IUR Capital for the amount of $17,000, which is available in computing net capital under the SEC's uniform net capital rule. The term is for a two year period with the scheduled maturity date of July 9, 2021, with an interest rate of 3% per annum. The Agreement may be extended an additional year unless on or before the day preceding the scheduled maturity date then in effect, IUR Capital shall notify the Company in writing that such scheduled maturity date shall not be extended. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Contingencies

As a $5,000 broker-dealer, the Company is limited to ten proprietary transactions per year. Due to the nature of the Company's proprietary trading, management has determined that certain transactions should be combined for consideration under the ten transaction limit. The Company has requested confirmation from FINRA regarding this treatment. If FINRA disagrees with management's determination, it would result in the Company having a $100,000 net capital requirement for a portion of December 2019, and being in net capital deficiency for that period. Management expects FINRA to agree with their determination; therefore, no net capital deficiency has been reported or disclosed in the financial statements. Due to the uncertainty relating to FINRA's determination, it is at least reasonable possible that management's estimate of the outcome will change within the next year.

9. Subsequent Events

Management has evaluated subsequent events subsequent to December 31, 2019, and through February 27, 2020 which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements as of December 31, 2019.

IUR SECURITIES LLC

Schedule I - Supplemental Information Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$	111,080
Add:		
Subordinated borrowings allowable in computation of net capital		17,000
Total equity and allowable subordinated borrowings		128,080
Deductions:		
Receivable from clearing broker-dealer		(3,988)
Receivable from member		(19,341)
Receivable from related party		(3,975)
Prepaid expenses		(6,068)
Total deductions		(33,372)
Net capital	$	94,708

Computation of Basic Net Capital Requirements

Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Minimum net capital required (12.5% of aggregate indebtedness)	$	1,623
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess of net capital	$	89,708

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$	12,986
Total aggregate indebtedness	$	12,986
Percentage of aggregate indebtedness to net capital		13.71

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 as of December 31, 2019, and the Company's audited financial statements as of December 31, 2019. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IUR Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which IUR Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) IUR Securities LLC stated that IUR Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. IUR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IUR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 27, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

IUR SECURITIES

IUR Securities LLC
Third Floor
Lansdowne House
57 Berkeley Square
London
W1J 6ER
United Kingdom

Tel: +44 203 687 0583
Email: info@iursecurities.com

IUR Securities LLC's Exemption Report

IUR Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We confirm, to the best of our knowledge and belief, that:

1.The Company claimed an exemption from 17 C.F.R.§ 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2) (ii)

2.The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)2(ii) throughout the most recent fiscal year without exception.

IUR Securities LLC

I, Gareth Ryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct

Gareth Ryan, CEO
February 15, 2020